UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

May 2020

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant's name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On May 1, 2020, Akari Therapeutics Plc (the “Company”) issued a press release announcing positive topline results from its Phase II study of nomacopan in bullous pemphigoid patients. Further, on the same date, the Company uploaded to its website a power point presentation summarizing the topline results of the Phase II study of nomacopan. Copies of the press release and presentation are attached hereto as Exhibit 99.1 and 99.2, respectively, and incorporated herein by reference.

The information contained in the first paragraph and paragraphs four through eight of Exhibit 99.1 are hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Exhibit No.

99.1	Press release dated May 1, 2020
99.2	Presentation dated April 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Clive Richardson
Name:	Clive Richardson Chief Executive Officer and Chief Operating Officer

Date: May 1, 2020